Exhibit 4.2

DESCRIPTION OF SECURITIES

The following is a description of the material provisions of our capital stock, as well as other material terms of our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws. We refer you to our Amended and Restated Articles of Incorporation, as amended, and Amended and Restated Bylaws, copies of which have been filed as exhibits to this report.

Common Stock

We are authorized, subject to limitations prescribed by Nevada law, to issue up to 1,000,000,000 shares of common stock with a nominal par value of $0.001.

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and only then at the times and in the amounts that our board of directors may determine.

Voting Rights

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders.  Under our articles of incorporation, stockholders do not have the right to cumulate votes for the election of directors.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

Upon our dissolution, liquidation or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our common stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Preferred Stock

We are authorized to issue up to 30,000,000 shares of preferred stock with a nominal par value of $0.001. We may amend our Amended Articles of Incorporation in the future to allow our board of directors to authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plan to issue any shares of preferred stock.

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Series A Convertible Preferred Stock

We designated 10,000,000 shares of our preferred stock, par value $0.001 per share, as “Series A Convertible Preferred Stock.” The powers, designations, preferences and rights of the Series A Convertible Preferred Stock is summarized below.

Rank

The Series A Convertible Preferred Stock ranks, with respect to dividend rights and right upon liquidation, dissolution or winding up of the Company, senior in preference and priority to the common stock of the Company and each other class of series equity security the terms of which do not expressly provide that it ranks senior in preference or priority to or on parity, without preference or priority, with the Series A Convertible Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company.

Dividends

Each holder of the Series A Convertible Preferred Stock will be entitled to receive, when, as and if declared by the Board, out of funds legally available for the payment of dividends for each share of Series A Convertible Preferred Stock the greater of, with respect to each dividend period:

(a) dividends at a rate per annum to 3.5% plus all accrued and unpaid dividends that are payable on such share of Series A Preferred Stock, in each case as adjusted for any stock dividends, splits, combinations, and similar events (the “Regular Dividends”); or

(b) participating dividends of the same type as dividends or other distributions, whether cash, in-kind or other property payable or to be made on outstanding shares of Common Stock equal to the amount of such dividends or other distributions as would be made on the largest number of shares of Common Stock into which such shares of Series A Preferred Stock could be converted on the date of payment of such dividends.

Regular Dividends will accrue and cumulate from the date of issuance and are payable quarterly in arrears on the last day of each March, June, September, and December. The amount of Regular Dividends payable for each full quarterly dividend period will be computed by dividing the annual rate by four.

Liquidation Preference

Upon any voluntary or involuntary liquidation, dissolution, or winding up ok the Company, each share of Series A Convertible Preferred Stock entitles the holder thereof to receive and to be paid out of the assets of the Company available for distribution, before any distribution or repayment may be made to a holder of Common Stock.

Neither of (i) the sale, lease, conveyance, exchange or transfer (for cash, shares of stock, securities, or other consideration) of all or substantially all of the property or assets of the Company, (ii) the consolidation or merger of the Company with or into one or more persons, nor (iii) a change in control shall be deemed to be a liquidation, dissolution or winding-up of the corporation.

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Voting Rights

Subject to provisions for equitable adjustment, each share of Series A Convertible Preferred Stock shall entitle the holder thereof to 100 votes on all matters submitted to a vote of the stockholders of the Corporation. The holders of shares of Series A Convertible Preferred Stock and the holders of shares of Common Stock shall vote together as one class on all matters submitted to a vote of stockholders of the Corporation.

Conversion

Each holder of Series A Convertible Preferred Stock is entitled to convert, at any time and from time to time, at the option and election of such holder, ant or all share of outstanding Series A Convertible Preferred Stock into a number of duly authorized, validly issued, fully paid and nonassessable shares of Common Stock at the conversation rate of one (1) share of Series A Convertible Preferred Stock shall be convertible into one hundred (100) shares of Common Stock (“Conversion Rate”).

On and after the first anniversary of the Original Issue Date, at the Company’s option and election, in whole but not in part, each share of Series A Convertible Preferred Stock may be converted automatically into a number of duly authorized, validly issued, fully paid and nonassessable shares of Common Stock at the Conversion Rate.

Options

As of the date of this Report, we had no outstanding options to purchase shares of our common stock.

Transfer Agent and Registrar

Our transfer agent is Empire Stock Transfer, Inc. located 1859 Whitney Mesa Drive, Henderson, Nevada 89014, telephone number is (702) 818-5898.

Anti-takeover Provisions

Some of the provisions of Nevada law, our Amended and Restated Articles of Incorporation and our Bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of our company or removing our incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids.  These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.  We believe that the benefits of increased protection against an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals. Among other things, negotiation of such proposals could result in an improvement of their terms.

Our Amended Articles of Incorporation or Bylaws provide that:

•	our stockholders may not cumulate votes in the election of directors;
•	we will indemnify directors and officers against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures; and
•	our board of directors to designate the terms of, and issue a new series of preferred stock with, voting or other rights without stockholder approval.

These provisions of our Amended Articles of Incorporation and Bylaws may have the effect of delaying, deferring or discouraging another person or entity from acquiring control of us.

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NRS Sections 78.411 to 78.444 inclusive apply to combinations between resident domestic corporations (defined as a Nevada domestic corporation that has 200 or more stockholders of record) and certain affiliated stockholders (collectively, the “Interested Shareholder Combination Statutes”). The amendment to our Articles of Incorporation to elect not to be governed by the Interested Shareholder Combination Statutes will not have any immediate effect on the rights of existing stockholders. To the extent that we qualify as a resident domestic corporation in the future, the Board will be able to enter into acquisitions and combinations with entities affiliated with its executive officer, directors and control shareholders with greater ease, including without limitation, without the requirement of obtaining the approval of the stockholders in certain instances.

Business Combinations

The “business combination” provisions of Sections 78.411 to 78.444, inclusive, of the Nevada Revised Statutes, or NRS, generally prohibit a Nevada corporation with at least 200 stockholders from engaging in various “combination” transactions with any interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the transaction is approved by the board of directors prior to the date the interested stockholder obtained such status; and extends beyond the expiration of the three-year period, unless:

•	the transaction was approved by the board of directors prior to the person becoming an interested stockholder or is later approved by a majority of the voting power held by disinterested stockholders, or
•	if the consideration to be paid by the interested stockholder is at least equal to the highest of: (a) the highest price per share paid by the interested stockholder within the three years immediately preceding the date of the announcement of the combination or in the transaction in which it became an interested stockholder, whichever is higher, (b) the market value per share of common stock on the date of announcement of the combination and the date the interested stockholder acquired the shares, whichever is higher, or (c) for holders of preferred stock, the highest liquidation value of the preferred stock, if it is higher.

A “combination” is generally defined to include mergers or consolidations or any sale, lease exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions, with an “interested stockholder” having: (a) an aggregate market value equal to 5% or more of the aggregate market value of the assets of the corporation, (b) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation, (c) 10% or more of the earning power or net income of the corporation, and (d) certain other transactions with an interested stockholder or an affiliate or associate of an interested stockholder.

In general, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 10% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire our company even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Because we have less than 200 shareholders of record, these “business combination” provisions do not currently apply to us. Our Amended and Restated Articles of Incorporation state that we have elected not to be governed by the “business combination” provisions.

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Control Share Acquisitions

The “control share” provisions of Sections 78.378 to 78.3793, inclusive, of the NRS apply to “issuing corporations,” which are Nevada corporations with at least 200 stockholders, including at least 100 stockholders of record who are Nevada residents, and which conduct business directly or indirectly in Nevada. The control share statute prohibits an acquirer, under certain circumstances, from voting its shares of a target corporation’s stock after crossing certain ownership threshold percentages, unless the acquirer obtains approval of the target corporation’s disinterested stockholders. The statute specifies three thresholds: one-fifth or more but less than one-third, one-third but less than a majority, and a majority or more, of the outstanding voting power. Generally, once an acquirer crosses one of the above thresholds, those shares in an offer or acquisition and acquired within 90 days thereof become “control shares” and such control shares are deprived of the right to vote until disinterested stockholders restore the right.

These provisions also provide that if control shares are accorded full voting rights and the acquiring person has acquired a majority or more of all voting power, all other stockholders who do not vote in favor of authorizing voting rights to the control shares are entitled to demand payment for the fair value of their shares in accordance with statutory procedures established for dissenters’ rights.

The effect of the Nevada control share statutes is that the acquiring person, and those acting in association with the acquiring person, will obtain only such voting rights in the control shares as are conferred by a resolution of the disinterested stockholders at an annual or special meeting. The Nevada control share law, if applicable, could have the effect of discouraging takeovers of our company.

A corporation may elect to not be governed by, or “opt out” of, the control share provisions by making an election in its articles of incorporation or bylaws, provided that the opt-out election must be in place on the 10th day following the date an acquiring person has acquired a controlling interest, that is, crossing any of the three thresholds described above. We are currently governed by the “control share” provisions.

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